EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Six Months Ended June 30, 2003	Year Ended December 31,				Period from inception (February 6, 1998) to December 31, 1998
		2002	2001	2000	1999
Earnings:
Net loss	$(11,009)	$(37,173)	$(44,928)	$(19,851)	$(8,708)	$(1,322)
Fixed charges	862	1,391	1,125	1,366	761	43

Total Earnings:	(10,147)	(35,782)	(43,803)	(18,485)	(7,947)	(1,279)
Fixed Charges:
Interest expense	303	280	322	131	27	—
Estimated portion of rent expense representative of interest	559	1,111	803	263	132	43
Preferred stock dividends	—	—	—	972	602	—

Total Fixed Charges	$862	$1,391	$1,125	$1,366	$761	$43
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and the estimated portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges for these periods. The amount of the coverage deficiency was $1,279, $7,947, $18,485, $43,803 and $35,782 for the period from inception (February 6, 1998) to December 31, 1998, the years ended December 31, 1999, 2000, 2001 and 2002, respectively, and $10,147 for the six months ended June 30, 2003.